MANAGEMENT’S DISCUSSION AND ANALYSIS

October 31, 2018 - The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim condensed financial statements of the Company for the three and nine months ended September 30, 2018 and 2017, the audited financial statements of the Company for the years ended December 31, 2017 and 2016 and the related MD&A, and Bellatrix’s Annual Information Form, all of which are filed on SEDAR at www.sedar.com and on the Company’s website at www.bxe.com. The Company’s EDGAR filings and forms are available through the US Securities and Exchange Commission at www.sec.gov. Disclosure which is unchanged from the MD&A for the year ended December 31, 2017 may not be repeated herein. This commentary is based on information available to, and is dated as of, October 31, 2018. The financial data presented is in Canadian dollars, except where indicated otherwise.

OVERVIEW AND DESCRIPTION OF THE BUSINESS
Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
THIRD QUARTER 2018 HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Cash flow from operating activities	7,617	23,031	34,236	41,785
Per basic share (1)	$0.12	$0.47	$0.62	$0.85
Per diluted share (1)	$0.12	$0.47	$0.62	$0.85
Adjusted funds flow (2)	7,705	8,300	32,517	42,540
Per basic share (1)	$0.12	$0.17	$0.59	$0.86
Per diluted share (1)	$0.12	$0.17	$0.59	$0.86
Net profit (loss)	(8,882)	(22,124)	(56,551)	(78,310)
Per basic share (1)	($0.14)	($0.45)	($1.02)	($1.59)
Per diluted share (1)	($0.14)	($0.45)	($1.02)	($1.59)
Capital - exploration and development	7,042	39,683	36,676	94,896
Total capital expenditures - net (3)	2,716	18,421	31,430	38,872
Credit Facilities	57,059	8,279	57,059	8,279
Second Lien Notes	110,367	—	110,367	—
Senior Notes	195,373	304,515	195,373	304,515
Convertible Debentures (liability component)	41,120	38,894	41,120	38,894
Adjusted working capital deficiency (2)	14,899	48,144	14,899	48,144
Total net debt (2)	418,818	399,832	418,818	399,832
Total assets	1,286,877	1,334,362	1,286,877	1,334,362
Total shareholders’ equity	739,955	786,827	739,955	786,827

Bellatrix Exploration Ltd.	1

		Three months ended September 30,		Nine months ended September 30,
SELECTED OPERATING RESULTS		2018	2017	2018	2017
Total revenue (3)		51,525	48,153	171,762	188,502
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	9,275	9,342	9,739	9,054
Natural gas	(mcf/d)	145,527	170,210	156,654	166,492
Total oil equivalent	(boe/d)	33,530	37,710	35,848	36,803
Average realized prices
Crude oil and condensate	($/bbl)	82.47	55.36	80.92	60.93
NGLs (excluding condensate)	($/bbl)	26.31	18.79	25.76	19.19
Crude oil, condensate and NGLs	($/bbl)	36.21	26.73	36.79	29.82
Natural gas	($/mcf)	1.42	1.54	1.63	2.44
Natural gas (including risk management (4))	($/mcf)	2.24	2.50	2.30	2.91
Total oil equivalent	($/boe)	16.17	13.56	17.14	18.35
Total oil equivalent (including risk management (4))	($/boe)	18.68	17.49	19.39	20.33

Net wells drilled		2.0	10.2	7.2	22.0
Selected Key Operating Statistics
Operating netback (3)	($/boe)	4.92	2.91	5.79	6.81
Operating netback (3) (including risk management (4))	($/boe)	7.43	6.84	8.04	8.78
Transportation expense	($/boe)	(2.23)	(2.01)	(2.08)	(1.69)
Production expense	($/boe)	(7.71)	(7.84)	(7.80)	(8.48)
General & administrative expense	($/boe)	(2.08)	(2.11)	(2.09)	(2.05)
Royalties as a % of sales (after transportation)		13%	10%	12%	11%
COMMON SHARES
Common shares outstanding (5)		61,764,109	49,378,026	61,764,109	49,378,026
Weighted average shares (1)		61,763,344	49,378,026	55,454,603	49,343,026
SHARE TRADING STATISTICS
TSX and Other (6)
(CDN$, except volumes) based on intra-day trading
High		1.35	3.90	2.22	6.83
Low		1.07	2.77	1.07	2.77
Close		1.35	3.56	1.35	3.56
Average daily volume		430,717	171,423	613,688	180,064
NYSE
(US$, except volumes) based on intra-day trading
High		1.06	3.10	1.78	5.15
Low		0.84	2.23	0.84	2.23
Close		1.06	2.84	1.06	2.84
Average daily volume		81,286	80,673	122,788	87,531
(1) Basic weighted average shares outstanding for the three and nine months ended September 30, 2018 were 61,763,344 (2017: 49,378,026) and 55,454,603 (2017: 49,343,026), respectively.
In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted adjusted funds flow per share for the three and nine months ended September 30, 2018, a total of nil (2017: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, a total of nil (2017: nil) common shares issuable on conversion of the Convertible Debentures (as defined below) were added to the denominator, and a total of nil (2017: nil) common shares issuable on exercise of the Company's outstanding warrants were

Bellatrix Exploration Ltd.	2

added to the denominator for the three and nine month periods resulting in diluted weighted average common shares outstanding of 61,763,344 (2017: 49,378,026) and 55,454,603 (2017: 49,343,026), respectively.
(2) Refer to “Capital performance measures” in respect of the terms “adjusted funds flow”, “total net debt” and “adjusted working capital deficiency”.
(3) Refer to “Non-GAAP measures” in respect of the terms “operating netbacks”, “total capital expenditures - net” and “total revenue”.
(4) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.
(5) Fully diluted common shares outstanding for the three and nine months ended September 30, 2018 were 72,577,386 (2017: 57,210,780) and 72,577,386 (2017: 57,210,780), respectively. This includes 1,552,232 (2017: 1,659,914) and 1,552,232 (2017: 1,659,914) respectively, of share options outstanding, 6,172,840 (2017: 6,172,840) and 6,172,840 (2017: 6,172,840), respectively of shares issuable on conversion of the Convertible Debentures, and 3,088,205 (2017: nil) and 3,088,205 (2017: nil), respectively of warrants outstanding. Shares issuable on conversion of the Convertible Debentures are calculated by dividing the $50 million principal amount of the Convertible Debentures by the conversion price of $8.10 per share.
(6) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.
2018 THIRD QUARTER FINANCIAL AND OPERATIONAL RESULTS
SALES VOLUMES
Sales volumes averaged 33,530 boe/d for the three months ended September 30, 2018, a decrease of 11% compared to 37,710 boe/d in the third quarter of 2017. Sales volumes for the nine months ended September 30, 2018 decreased by 3% to 35,848 boe/d compared to 36,803 boe/d in the first nine months of 2017. Total change in sales volumes between the three and nine months ended September 30, 2018 and September 30, 2017 was impacted by natural production declines and non-core dispositions completed in 2017, and proactive curtailment of natural gas volumes during periods of weak daily AECO natural gas prices during the second and third quarter of 2018. These volumes were offset by production volumes added through strong developmental drilling in the Spirit River liquids rich natural gas play. Sales volumes for the nine months ended September 30, 2018 have exceeded previous full year 2018 average production guidance by approximately 3%.
The completion of Phase 2 in March 2018 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”) has further enhanced our natural gas liquid (“NGL”) extraction capabilities. Total NGL recoveries (including plant condensate) at the Alder Flats Plant have increased in the second and third quarters of 2018, with NGL sales yields of approximately 70 bbl/MMcf, up approximately 15% from first quarter total sales yields of approximately 60 bbl/MMcf. The Alder Flats Plant deep-cut process provides enhanced NGL yields of approximately 10 to 35 bbl/MMcf over third-party plants in the Company's core area, resulting in an increase in the Company's average corporate liquids weighting to approximately 27% in 2018, up from 25% in 2017. This has also contributed to a 33% increase in realized crude oil, condensate and NGL revenue in the nine months ended September 30, 2018 when compared to 2017.
Bellatrix maintains several long term firm transportation (“FT”) agreements, ensuring market egress for current and forecast natural gas volumes at multiple receipt points on the Nova Gas Transmission Ltd. (the “NGTL”) system. The NGTL system has experienced curtailments of both interruptible and firm service capacity as the operator continues work in 2018 to expand capacity along the system. Having secured excess FT relative to the Company's current production levels, these recent system wide curtailments have had minimal impact on Bellatrix's ability to deliver volumes, but have impacted realized pricing as discussed below.

Bellatrix Exploration Ltd.	3

Sales Volumes
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Crude oil and condensate (bbl/d)	1,635	2,029	1,948	2,306
NGLs (excluding condensate) (bbl/d)	7,640	7,313	7,791	6,748
Total crude oil, condensate and NGLs (bbl/d)	9,275	9,342	9,739	9,054
Natural gas (mcf/d)	145,527	170,210	156,654	166,492
Total sales volumes (6:1 conversion) (boe/d)	33,530	37,710	35,848	36,803
Crude oil, condensate and NGL sales volumes in the third quarter of 2018 averaged 9,275 bbl/d consistent with 9,342 bbl/d in the same period in 2017. Crude oil, condensate and NGL sales volumes averaged 9,739 bbl/d in the first nine months of 2018, an increase of 8% from the 9,054 bbl/d realized in the first nine months of 2017. In the three and nine months ended September 30, 2018, crude oil, condensate and NGL volumes natural production declines were offset by approximately 15% increase in liquid recoveries due to the commissioning of Phase 2 of the Alder Flats Plant in March 2018.
Natural gas sales volumes averaged 145.5 MMcf/d during the three months ended September 30, 2018 compared to 170.2 MMcf/d in the same period in 2017, a decrease of 15%. Natural gas sales volumes decreased by 6% to 156.7 MMcf/d during the nine months ended September 30, 2018, compared to 166.5 MMcf/d in the same period in 2017. The decrease in natural gas volumes is a result of voluntary production curtailments due to weak daily AECO prices and natural production declines. In 2017 and 2018, the Company focused drilling activity on the Spirit River liquids rich natural gas play, as well as capital investment in operational optimization activities to mitigate natural production declines.

Drilling Activity - 2018
	Three months ended September 30, 2018			Nine months ended September 30, 2018
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	3	1.0	100%	9	6.2	100%
Cardium	1	1.0	100%	1	1.0	100%
Total	4	2.0	100%	10	7.2	100%

Drilling Activity - 2017
	Three months ended September 30, 2017			Nine months ended September 30, 2017
	Gross	Net	Success Rate	Gross	Net	Success Rate
Spirit River	13	8.4	100%	24	17.4	100%
Ellerslie	2	0.8	100%	4	1.6	100%
Cardium	1	1.0	100%	3	3.0	100%
Total	16	10.2	100%	31	22.0	100%
During the third quarter of 2018, Bellatrix drilled and/or participated in 3 gross (1.0 net) Spirit River liquids rich gas wells and 1 gross (1.0 net) Cardium well. In the nine months ended September 30, 2018, Bellatrix drilled and/or participated in 9 gross (6.2 net) Spirit River liquids rich natural gas wells and 1 gross (1.0 net) Cardium well. Drilling and completion activities in the third quarter were hampered by unseasonably wet weather resulting in the three operated wells being spud late in the third quarter and two Spirit River wells were brought on-stream during late October with the Cardium well anticipated to be on-stream in early November. The Company continues to focus capital investment in its low cost Spirit River natural gas play, which delivers strong results at current natural gas and liquids prices, and to take advantage of the increased processing capacity at the Alder Flats Plant. Bellatrix’s drilling activity in 2018 was weighted 90% towards Spirit River liquids rich natural gas wells.

Bellatrix Exploration Ltd.	4

In the third quarter of 2017, Bellatrix drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich natural gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells. In the first nine months of 2017, Bellatrix drilled and/or participated in 24 gross (17.4 net) Spirit River liquids rich natural gas wells, 3 gross (3.0 net) Cardium wells, and 4 gross (1.6 net) non-operated Ellerslie liquids rich natural gas wells.
COMMODITY PRICES

Average Commodity Prices
	Three months ended September 30,			Nine months ended September 30,
	2018	2017	% Change	2018	2017	% Change
Crude oil:
WTI (US$/bbl)	69.46	48.20	44	66.74	49.47	35
Canadian Light crude blend ($/bbl)	75.64	57.15	32	74.52	60.57	23
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	82.47	55.36	49	80.92	60.93	33
NGLs (excluding condensate)	26.31	18.79	40	25.76	19.19	34
Crude oil, condensate and NGLs	36.21	26.73	35	36.79	29.82	23
Crude oil, condensate and NGLs (including risk management)(1)	32.35	25.13	29	34.29	29.25	17

Natural gas:
NYMEX (US$/MMBtu)	2.90	3.00	(3)	2.90	3.17	(9)
AECO daily index (CDN$/mcf)	1.19	1.45	(18)	1.48	2.31	(36)
AECO monthly index (CDN$/mcf)	1.35	2.04	(34)	1.41	2.58	(45)
Bellatrix’s average realized prices ($/mcf)
Natural gas	1.42	1.54	(8)	1.63	2.44	(33)
Natural gas (including risk management) (1)	2.24	2.50	(10)	2.30	2.91	(21)

Exchange rate (CDN$/US$1.00)	1.3070	1.2529	4	1.2872	1.3055	(1)
(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
Bellatrix’s natural gas average realized sales price before commodity price risk management contracts for the third quarter of 2018 decreased by 8% to $1.42/mcf compared to $1.54/mcf in the same period in 2017. Bellatrix’s natural gas average realized price, including commodity price risk management contracts for the three months ended September 30, 2018, averaged $2.24/mcf compared to $2.50/mcf in the comparative 2017 period.
Bellatrix’s natural gas sales are primarily priced with reference to the daily and monthly AECO indices. Beginning in February 2018, Bellatrix added new Canadian and U.S. price market exposure, thereby diversifying its sales price mix away from AECO. Deliveries to these alternative markets represented approximately 30% of Bellatrix’s net natural gas production in the third quarter of 2018. Inclusive of Bellatrix’s hedging program, exposure to the AECO daily spot market represented approximately 20% of Bellatrix net natural gas production. During the third quarter of 2018, the AECO daily reference price decreased 18% and the AECO monthly reference price decreased 34% compared to the third quarter of 2017. The AECO market continues to be negatively impacted by the changes initiated in July 2017 to the operating methodology used by the operator to regulate the flow of available gas in the Alberta market. Maintenance on the primary Alberta natural gas pipeline system throughout the third quarter of 2018 regularly disrupted the availability of storage and export deliveries resulting in large volumes of natural gas confined at the AECO market point. This resulted in price degradation for the AECO market in the second and third quarters of 2018. AECO pricing remains highly discounted from pricing in other North American markets and producing basins.
Bellatrix's oil production is primarily light, sweet crude oil which historically has priced closely with Canadian Light crude blend prices. Canadian light oil benchmark pricing in the third quarter of 2018 continued to be impacted by growing inventories in western Canada. The differential to WTI at the Edmonton market averaged -US$6.83/bbl in the third quarter of 2018,

Bellatrix Exploration Ltd.	5

considerably weaker than the price differential in the comparable quarter of 2017. Similarly, Bellatrix's condensate production experienced wider WTI differentials for Edmonton deliveries that averaged -US$2.77/bbl. These differential moves were more than offset by a much stronger WTI price relative to the same period in 2017. In the third quarter of 2018, Bellatrix realized an average price of $82.47/bbl before commodity price risk management contracts for crude oil and condensate, an increase of 49% from the average price of $55.36/bbl received in the third quarter of 2017. The Canadian Light crude blend price increased by 32% and the average WTI crude oil benchmark price increased by 44% between the third quarters of 2018 and 2017.
Bellatrix’s average realized price for NGLs (excluding condensate) increased by 40% to $26.31/bbl during the third quarter of 2018, compared to $18.79/bbl received in the comparable 2017 period. Both propane and butane delivered higher prices in the Edmonton market compared to the third quarter of 2017.
REVENUE
Total revenue of $51.5 million for the three months ended September 30, 2018 increased from $48.2 million realized in the third quarter of 2017. The increase was a result of a 19% increase in combined realized commodity prices when compared to the same period of 2017, partially offset by an 11% decrease in overall sales volumes for the comparative periods. During the first nine months of 2018, Bellatrix's total revenue decreased by 9% to $171.8 million compared to $188.5 million in the same period of 2017. The decrease was a result of a 7% decrease in combined realized commodity prices and a 3% decrease in sales volumes for the nine months ended September 30, 2018 when compared to the same period of 2017.
Crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts for the three months ended September 30, 2018 increased by 34% to $30.9 million from $23.0 million realized during the same period in 2017. The increase in revenue realized between the periods was the result of a 35% increase in realized crude oil, condensate, and NGL prices with consistent sales volumes when compared to the third quarter of 2017.
For the nine months ended September 30, 2018, Bellatrix realized crude oil, condensate and NGL revenue before other income, royalties and commodity price risk management contracts of $97.8 million, an increase of 33% from the $73.7 million realized during the first nine months of 2017. The increase in revenues realized between the periods was a result of a 23% increase in realized crude oil, condensate, and NGL prices and an 8% increase in sales volumes when compared to the first nine months of 2017.
For the three and nine months ended September 30, 2018, total crude oil, condensate and NGL revenues contributed 62% and 58% of petroleum and natural gas sales, respectively, compared to 49% and 40% in the comparable 2017 periods.
Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 21% in the third quarter of 2018 to $19.0 million from $24.1 million during the same period in 2017. The decrease was a result of an 8% decrease in realized natural gas prices as well as a 15% decrease in sales volumes between periods.
For the nine months ended September 30, 2018, natural gas revenue before other income, royalties and commodity price risk management contracts decreased by approximately 37% to $69.9 million compared to $110.7 million realized during the first nine months of 2017. The decrease was a result of a 33% decrease in realized natural gas prices and a 6% decrease in sales volumes between periods.

Bellatrix Exploration Ltd.	6

Revenue
	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Crude oil and condensate	12,406	10,334	43,032	38,359
NGLs (excluding condensate)	18,490	12,641	54,786	35,350
Crude oil, condensate and NGLs	30,896	22,975	97,818	73,709
Natural gas	18,973	24,067	69,891	110,702
Petroleum and natural gas sales	49,869	47,042	167,709	184,411
Other income (1)	1,656	1,111	4,053	4,091
Total revenue	51,525	48,153	171,762	188,502
(1) Other income primarily consists of processing and other third party income.
COMMODITY PRICE RISK MANAGEMENT
The Company has a commodity price risk management policy which permits management to use various commodity price risk management strategies to reduce the impact of price volatility for a maximum of 36 months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to adjusted funds flow, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.
As at September 30, 2018, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type		Period	Volume	Price		Index
Natural gas fixed	Financial	October 1, 2018 to December 31, 2018	75,000 GJ/d	$2.69	CDN	AECO
Natural gas fixed	Financial	October 1, 2018 to October 31, 2018	9,000 GJ/d	$1.53	CDN	AECO
Natural gas fixed	Financial	April 1, 2019 to October 31, 2019	20,000 GJ/d	$1.79	CDN	AECO

Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	November 1, 2018 - October 31, 2020	10,551 GJ/d	$(1.19	) US	AECO 7A/NGI Chicago
Natural gas	Financial	November 1, 2018 - October 31, 2020	5,275 GJ/d	$(1.23	) US	AECO/Dawn Gas Daily

Natural gas liquids fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	October 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane

Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	October 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX

Bellatrix Exploration Ltd.	7

Crude oil call option arrangements

Type		Period	Volume	Price		Index
Oil	Financial	October 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	2,000 bbl/d	$80.00	CDN	WTI - NYMEX
Subsequent to September 30, 2018 Bellatrix entered into crude oil call option arrangement agreements. As of October 31, 2018 crude oil call option arrangements are as follows:

Type		Period	Volume	Price		Index
Oil	Financial	October 1, 2018 to December 31, 2018	1,500 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2019 to December 31, 2019	1,000 bbl/d	$80.00	CDN	WTI - NYMEX
Oil	Financial	January 1, 2020 to December 31, 2020	1,000 bbl/d	$77.90	CDN	WTI - NYMEX
Bellatrix maintains strong commodity price risk management and market diversification coverage through 2020 which is expected to reduce the impact of commodity price volatility on Bellatrix's business. Bellatrix has approximately 69 MMcf/d of natural gas volumes hedged in the fourth quarter of 2018, at an average fixed price of approximately $2.98/mcf, representing approximately 45% of 2018 daily average natural gas volumes (based on the mid-point of updated 2018 average production guidance). Bellatrix has also diversified its natural gas price exposure through physical sales contracts that give the Company exposure to the Dawn, Chicago, and Malin natural gas pricing hubs with increased volume exposure beginning in November 2018. This long-term diversification strategy reduces Bellatrix’s exposure to AECO pricing on approximately 40% of the Company’s forecast fourth quarter 2018 natural gas volumes.
In combination, market diversification sales and fixed price hedges cover approximately 85% of natural gas volumes in the fourth quarter of 2018, and approximately 55% in 2019 (based on the mid-point of 2018 average production guidance).
When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts is reflected in its financial statements as an unrealized asset or liability. Fair value is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Statements of Comprehensive Income (Loss).
The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended September 30, 2018 and 2017:

Commodity contracts
Three months ended September 30, 2018
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(3,398)	11,041	107	7,750
Unrealized gain (loss) on contracts (1)	1,498	(7,152)	(277)	(5,931)
Total gain (loss) on commodity contracts	(1,900)	3,889	(170)	1,819

Three months ended September 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	—	15,008	(1,377)	13,631
Unrealized gain (loss) on contracts (1)	—	6,905	(4,019)	2,886
Total gain (loss) on commodity contracts	—	21,913	(5,396)	16,517
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Bellatrix Exploration Ltd.	8

The following are summaries of the gain (loss) on commodity price risk management contracts for the nine months ended September 30, 2018 and 2017:

Commodity contracts
Nine months ended September 30, 2018
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	(6,886)	28,648	240	22,002
Unrealized gain (loss) on contracts (1)	(12,854)	(23,213)	2,685	(33,382)
Total gain (loss) on commodity contracts	(19,740)	5,435	2,925	(11,380)

Nine months ended September 30, 2017
($000s)	Crude Oil	Natural Gas	NGLs	Total
Realized cash gain (loss) on contracts	—	21,200	(1,400)	19,800
Unrealized gain (loss) on contracts (1)	—	42,460	(4,548)	37,912
Total gain (loss) on commodity contracts	—	63,660	(5,948)	57,712
(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

EXPENSES
	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Production	23,790	27,211	76,316	85,159
Transportation	6,880	6,962	20,350	17,012
Royalties	5,675	3,884	18,388	17,894
General and administrative	6,414	7,325	20,461	20,616
Interest and financing charges (1)	9,928	9,300	29,570	28,325
Share-based compensation	174	553	165	1,163
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE
	Three months ended September 30,		Nine months ended September 30,
($/boe)	2018	2017	2018	2017
Production	7.71	7.84	7.80	8.48
Transportation	2.23	2.01	2.08	1.69
Royalties	1.84	1.12	1.88	1.78
General and administrative	2.08	2.11	2.09	2.05
Interest and financing charges (1)	3.22	2.68	3.02	2.82
Share-based compensation	0.06	0.16	0.02	0.12
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
PRODUCTION EXPENSES
Production expenses for the three and nine months ended September 30, 2018 totaled $23.8 million ($7.71/boe) and $76.3 million ($7.80/boe), compared to $27.2 million ($7.84/boe) and $85.2 million ($8.48/boe), respectively, in the same periods of 2017. Production expenses decreased on a per boe basis between the first nine months of 2018 and the comparative period in 2017 as a result of the commissioning of Phase 2 of the Alder Flats Plant and the disposition of higher cost structure non-core properties in 2017. Upon completion of Phase 2 of the Alder Flats Plant in March 2018, Bellatrix has redirected approximately 65 MMcf/d of gross natural gas volumes from higher cost third party processing plants to the Alder Flats Plant to optimally process under its ownership and processing volume commitments. Operating costs for natural gas processed through Bellatrix’s ownership interest in the Alder Flats Plant are approximately $0.16/mcf, providing significant cost benefits for the Company. The redirection of natural gas volumes from third-party plants is anticipated to drive long term sustained operating cost reductions for the Company. Production expenses in the third quarter of 2018 averaged $7.71/boe, down 2%

Bellatrix Exploration Ltd.	9

compared with first half 2018 production expenses of $7.84/boe. Production expenditures in the nine months ended September 30, 2018 of $7.80/boe were in line with Bellatrix’s previous full year 2018 production expenditure guidance range of $7.65/boe to $8.00/boe. In addition, the Company continues to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services.

Production Expenses by Commodity Type
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2018	2017	2018	2017
Crude oil, condensate and NGLs	6,675	6,793	21,007	21,096
$/bbl	7.82	7.90	7.90	8.53

Natural gas	17,115	20,418	55,309	64,063
$/mcf	1.28	1.30	1.29	1.41
Total production expenses	23,790	27,211	76,316	85,159
Total $/boe	7.71	7.84	7.80	8.48
TRANSPORTATION
Transportation expenses for the three and nine months ended September 30, 2018 were $6.9 million ($2.23/boe) and $20.4 million ($2.08/boe), respectively, compared to $7.0 million ($2.01/boe) and $17.0 million ($1.69/boe) in the same periods in 2017. Transportation costs remained consistent in the third quarter of 2018 compared to the third quarter of 2017. The increase in transportation costs per boe in the first nine months of 2018 compared to the same period in 2017 was primarily due to secured transportation agreements previously entered into for Phase 2 of the Alder Flats Plant which were based on the initial expected start-up date for the expansion of the second quarter of 2017.
ROYALTIES
Bellatrix pays royalties to the respective provincial governments and landowners where it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta.
In the third quarter of 2018, the Company incurred $5.7 million in royalties, an increase from $3.9 million in the third quarter of 2017. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 13% in the three months ended September 30, 2018, compared to 10% in the comparative 2017 period. Higher average corporate royalty rates period over period reflect the impact from higher realized crude oil, condensate and NGL prices and revenue partially offset by lower realized natural gas prices.
For the nine months ended September 30, 2018, Bellatrix incurred total royalties of $18.4 million compared to $17.9 million incurred in the first nine months of 2017. Overall royalties as a percentage of petroleum and natural gas sales revenue (after transportation costs) in the first nine months of 2018 were 12%, compared with 11% in the same period in 2017.

Bellatrix Exploration Ltd.	10

Royalties by Commodity Type
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2018	2017	2018	2017
Crude oil, condensate, and NGLs	7,279	5,128	24,123	16,561
$/bbl	8.53	5.97	9.07	6.70
Average crude oil, condensate and NGL royalty rate (%)	27	22	28	22

Natural Gas	(1,604)	(1,244)	(5,735)	1,333
$/mcf	(0.12)	(0.08)	(0.13)	0.03
Average natural gas royalty rate (%)	(10)	(5)	(9)	1
Total	5,675	3,884	18,388	17,894
Total $/boe	1.84	1.12	1.88	1.78
Average total royalty rate (%)	13	10	12	11
OPERATING NETBACK

Operating Netback - Corporate
	Three months ended September 30,		Nine months ended September 30,
($/boe)	2018	2017	2018	2017
Total Revenue (1)	16.70	13.88	17.55	18.76
Production	(7.71)	(7.84)	(7.80)	(8.48)
Transportation	(2.23)	(2.01)	(2.08)	(1.69)
Royalties	(1.84)	(1.12)	(1.88)	(1.78)
Operating netback(2)	4.92	2.91	5.79	6.81
Risk management gain (loss) (3)	2.51	3.93	2.25	1.97
Operating netback after risk management	7.43	6.84	8.04	8.78
(1) Total Revenue includes petroleum and natural gas sales and other income.
(2) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(3) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
During the three months ended September 30, 2018 the Company’s corporate operating netback before commodity risk management contracts increased by 69% to $4.92/boe compared to $2.91/boe in the third quarter of 2017. The increased netback realized in the third quarter of 2018 was primarily the result of the 35% increase in average realized crude oil, condensate and NGL prices and lower production expenses, offset partially by higher royalty and transportation expenses and an 8% decrease in realized natural gas prices. After including commodity risk management contracts, the corporate operating netback for the three months ended September 30, 2018 was $7.43/boe compared to $6.84/boe in the third quarter of 2017. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.
For the nine months ended September 30, 2018, the Company’s corporate operating netback before commodity risk management contracts decreased by 15% to $5.79/boe compared to $6.81/boe in the same period of 2017. The reduced netback realized in the first nine months of 2018 was primarily the result of the 33% decrease in average realized natural gas prices and higher transportation and royalty expenses, partially offset by lower production expenses and a 23% increase in realized crude oil, condensate and NGL prices. After including commodity risk management contracts, the corporate operating netback for the nine months ended September 30, 2018 was $8.04/boe compared to $8.78/boe in the comparative 2017 period.

Bellatrix Exploration Ltd.	11

Operating Netback - Crude Oil, Condensate, and NGLs
	Three months ended September 30,		Nine months ended September 30,
($/bbl)	2018	2017	2018	2017
Sales	36.21	26.73	36.79	29.82
Production	(7.82)	(7.90)	(7.90)	(8.53)
Transportation	(4.03)	(5.03)	(4.45)	(3.45)
Royalties	(8.53)	(5.97)	(9.07)	(6.70)
Operating netback (1)	15.83	7.83	15.37	11.14
Risk management gain (loss) (2)	(3.86)	(1.60)	(2.50)	(0.57)
Operating netback after risk management	11.97	6.23	12.87	10.57
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the third quarter of 2018 averaged $15.83/bbl, an increase of 102% from the $7.83/bbl realized during the same period in 2017. The increase between the periods was primarily a result of a 35% increase in oil, condensate and NGL commodity prices and lower production and transportation expenses, partially offset by higher royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the three months ended September 30, 2018 was $11.97/bbl compared to $6.23/bbl in the same period in 2017.
Operating netbacks before commodity price risk management contracts for crude oil, condensate, and NGLs increased by 38% to $15.37/bbl for the nine months ended September 30, 2018 from $11.14/bbl realized in the first nine months of 2017. The increase between the periods was primarily a result of an increase of 23% in crude oil, condensate and NGL commodity prices and decreased production expenses, partially offset by increased transportation and royalty expenses. After including commodity price risk management contracts, the operating netback for crude oil, condensate, and NGLs for the nine months ended September 30, 2018 was $12.87/bbl, compared to $10.57/bbl in the first nine months of 2017.

Operating Netback - Natural Gas
	Three months ended September 30,		Nine months ended September 30,
($/mcf)	2018	2017	2018	2017
Sales	1.42	1.54	1.63	2.44
Production	(1.28)	(1.30)	(1.29)	(1.41)
Transportation	(0.26)	(0.17)	(0.20)	(0.19)
Royalties	0.12	0.08	0.13	(0.03)
Operating netback (1)	—	0.15	0.27	0.81
Risk management gain (loss) (2)	0.82	0.96	0.67	0.47
Operating netback after risk management	0.82	1.11	0.94	1.28
(1) Refer to “Non-GAAP measures” for the term “operating netbacks”.
(2) Risk management includes realized gains or losses on commodity contracts and excludes unrealized gains or losses on commodity contracts.
The reduction to the realized operating netback for natural gas before commodity price risk management contracts between the third quarters of 2017 and 2018 was driven by an 8% decrease in realized natural gas prices and increased transportation expenses, offset by a decrease in production and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the third quarter of 2018 was $0.82/mcf compared to $1.11/mcf in the same period in 2017.
For the nine months ended September 30, 2018, Bellatrix realized an operating netback before commodity price risk management contracts for natural gas of $0.27/mcf, a decrease of 67% from $0.81/mcf realized in the same period in 2017. The reduction in the realized netback between the first nine months of 2017 and 2018 was driven by a 33% decrease in natural

Bellatrix Exploration Ltd.	12

gas prices, partially offset by a decrease in production and royalty expenses. After including commodity risk management contracts, the operating netback for natural gas for the first nine months of 2018 was $0.94/mcf compared to $1.28/mcf in the same period in 2017.
GENERAL AND ADMINISTRATIVE
Gross general and administrative (“G&A”) expenses for the three and nine months ended September 30, 2018 were $8.8 million and $29.1 million, compared to $10.8 million and $31.4 million, respectively, in the comparative 2017 periods. Gross G&A expenses in 2018 decreased as a result of workforce reduction initiatives and other cost saving initiatives. Net general and administrative (“G&A”) expenses (after capitalized costs and recoveries) for the three and nine months ended September 30, 2018 were $6.4 million ($2.08/boe) and $20.5 million ($2.09/boe), compared to $7.3 million ($2.11/boe) and $20.6 million ($2.05/boe), respectively, in the comparative 2017 periods. Net G&A costs were impacted by a decrease in recoveries from joint venture partners resulting from a decrease in capital activity.

General and Administrative Expenses
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2018	2017	2018	2017
Gross expenses	8,849	10,790	29,130	31,427
Capitalized	(1,604)	(1,722)	(5,410)	(5,824)
Recoveries	(831)	(1,743)	(3,259)	(4,987)
G&A expenses	6,414	7,325	20,461	20,616
G&A expenses, per unit ($/boe)	2.08	2.11	2.09	2.05
INTEREST AND FINANCING CHARGES
For the three and nine months ended September 30, 2018, Bellatrix recorded $9.9 million ($3.22/boe) and $29.6 million ($3.02/boe), respectively, of interest and financing charges related to amounts outstanding under its Credit Facilities, Second Lien Notes, Senior Notes and Convertible Debentures (each term as defined below), compared to $9.3 million ($2.68/boe) and $28.3 million ($2.82/boe), respectively, during the same periods in 2017. Interest and financing charges increased in the current period due to an increase in the amount outstanding under the Credit Facilities compared to the same period of 2017.

Interest and Financing Charges (1)
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2018	2017	2018	2017
Interest on Credit Facilities	1,189	599	3,201	1,415
Interest on Second Lien Notes	567	—	567	—
Interest on Senior Notes	6,731	7,336	21,584	22,912
Interest on Convertible Debentures	1,441	1,365	4,218	3,998
Interest and financing charges	9,928	9,300	29,570	28,325
Interest and financing charges ($/boe)	3.22	2.68	3.02	2.82
(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).
Total net debt at September 30, 2018 of $418.8 million included $57.1 million outstanding under the Credit Facilities, $110.4 million of Second Lien Notes, $195.3 million of Senior Notes, $41.1 million of Convertible Debentures (liability component), (includes $9.2 million of unrealized foreign exchange loss recognized on the translation of the United States dollar denominated Second Lien Notes and Senior Notes in the nine months ended September 30, 2018), and an adjusted working capital deficiency of $14.9 million. Total net debt levels of $418.8 million at September 30, 2018 increased by $19.0 million from $399.8 million at September 30, 2017.

Bellatrix Exploration Ltd.	13

Reconciliation of Total Liabilities to Total Net Debt
	September 30,	September 30,
($000s)	2018	2017
Total liabilities per financial statements	546,922	547,535
Current liabilities (excluding current Credit Facility)	(76,922)	(116,111)
Decommissioning liabilities	(56,672)	(57,137)
Other deferred liabilities	(6,798)	(18,472)
Risk management contract liability	(2,611)	(4,127)

Adjusted working capital
Current assets	(55,208)	(68,705)
Current liabilities	76,922	116,111
Current portion of other deferred liabilities	(1,836)	(18,347)
Current portion of decommissioning liability	(1,908)	—
Current portion of risk management contract asset	9,186	23,140
Current portion of risk management contract liability	(12,257)	(4,055)
	14,899	48,144
Total net debt (1)	418,818	399,832
Convertible Debentures (liability component)	(41,120)	(38,894)
Net debt (1)	377,698	360,938
(1) Refer to “Capital performance measures” in respect of the terms “total net debt” and “net debt”.
SHARE-BASED COMPENSATION
Bellatrix has an Award Incentive Plan (the “Award Plan”) under which the Company may grant restricted awards (“RAs”) and performance awards (“PAs”) to officers, employees, and other service providers. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times. Under Bellatrix’s Deferred Share Unit Plan, the Company may grant deferred share units ("DSUs") to non-employee directors.

The following table summarizes the DSUs, RAs, and PAs movement for the nine months ended September 30, 2018:

	Share Options	DSUs	RAs	PAs
Balance, December 31, 2017	1,622,132	517,898	823,487	573,055
Granted	95,000	304,056	772,300	335,800
Exercised	—	—	(300,063)	(77,870)
Forfeited	(125,700)	—	(103,962)	(43,486)
Expired	(39,200)	—	—	—
Balance, September 30, 2018	1,552,232	821,954	1,191,762	787,499

The following table provides a summary of the Company’s share-based compensation plans for the three and nine months ended September 30, 2018 and September 30, 2017. Lower share-based compensation expense in the first nine months of 2018 compared to 2017 is a result of a decrease in the Company’s share price.

Share-Based Compensation Expense
	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Share options expense	45	119	293	916
DSUs expense (recovery)	(25)	87	(160)	111
RAs expense (recovery)	102	257	29	202
PAs expense (recovery)	52	90	3	(66)
Share-based compensation expense (recovery)	174	553	165	1,163

Bellatrix Exploration Ltd.	14

DEPLETION AND DEPRECIATION
Depletion and depreciation expense for the three and nine months ended September 30, 2018 was $25.5 million ($8.25/boe) and $81.4 million ($8.32/boe), respectively, compared to $32.0 million ($9.23/boe) and $92.9 million ($9.24/boe), respectively, recognized in the same periods of 2017. The decrease in the Company’s depletion and depreciation expense, on a per boe basis between the periods, can be attributed to the lower capital cost base stemming from the non-core asset dispositions completed in 2017.
For the three months ended September 30, 2018, Bellatrix has included a total of $825.5 million (2017: $774.7 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $43.8 million (2017: $41.3 million) for estimated salvage.

Depletion and Depreciation
	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2018	2017	2018	2017
Depletion and depreciation	25,455	32,024	81,417	92,855
Depletion and depreciation per unit ($/boe)	8.25	9.23	8.32	9.24
FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its United States dollar denominated Second Lien Notes and Senior Notes. The Second Lien Notes and Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. Unrealized foreign exchange gains or losses are included in earnings in the period related to the translation of the outstanding balance of the Second Lien Notes and Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as the Second Lien Notes, Senior Notes, and other minor foreign currency based transactions are translated and settled during the period.

Foreign exchange
	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Realized gain (loss) on foreign exchange	(6,793)	1	(7,739)	(484)
Unrealized gain (loss) on foreign exchange	11,844	11,612	(2,050)	22,529
Unrealized gain (loss) on foreign exchange contracts	(126)	(2,171)	3,305	(4,079)
Gain (loss) on foreign exchange	4,925	9,442	(6,484)	17,966
For the three and nine months ended September 30, 2018, Bellatrix recorded a foreign exchange gain of $4.9 million and loss of $6.5 million, respectively. This was due to the impact of the change over the three and nine months ended September 30, 2018 in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Second Lien Notes and Senior Notes which resulted in an unrealized gain of $5.2 million and an unrealized loss of $9.7 million, respectively (2017: $11.5 million gain and $22.3 million gain, respectively). This was partially offset by a realized loss of $6.6 million and $7.6 million on the settlement of Senior Notes for the three and nine months ended September 30, 2018, respectively, and the change in the fair value of the United States foreign exchange forward contract which resulted in an unrealized loss for the three and nine months ended September 30, 2018 of $0.1 million and $3.3 million, respectively (2017: $2.2 million loss and $4.1 million loss, respectively).
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts

Bellatrix Exploration Ltd.	15

is limited to the outstanding principal amount of the Second Lien Notes and Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Second Lien Notes and Senior Notes.
During the nine months ended September 30, 2018 Bellatrix terminated at no cost $62.5 million of United States dollar foreign exchange forward purchase contracts which had a maturity date in May 2020.
As at September 30, 2018, the Company had the following United States foreign exchange forward purchase contracts outstanding:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	November 14, 2018	$ 1,300	$ 1.2940	$ 1,682
Fixed	November 14, 2018	$ 800	$ 1.2961	$ 1,037
Fixed	November 14, 2018	$ 1,400	$ 1.3302	$ 1,862
Fixed	November 14, 2018	$ 1,600	$ 1.3084	$ 2,093
Fixed	November 14, 2018	$ 1,900	$ 1.3017	$ 2,473
INCOME TAXES
Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the three and nine months ended September 30, 2018, the Company recognized a deferred income tax recovery of $7.4 million and $21.1 million, compared to a recovery of $10.2 million and a $21.2 million expense, respectively, during the comparative 2017 periods. At September 30, 2018 the Company had a total deferred tax asset balance of $69.3 million. The Company recognized a net deferred tax asset based on the independently evaluated reserve report, as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with $161.8 million (December 31, 2017: $163.4 million) of Canadian resource pools that are restricted through successor rules and the $4.6 million (December 31, 2017: $5.2 million) of unrealized allowable capital losses on USD denominated Second Lien Notes and Senior Notes at September 30, 2018.
At September 30, 2018, Bellatrix had approximately $1.37 billion in tax pools available for deduction against future income as follows:

Tax Pools
		September 30,	September 30,
($000s)	Rate %	2018	2017
Intangible resource pools:
Canadian exploration expenses	100	78,800	79,400
Canadian development expenses	30	629,700	601,500
Canadian oil and gas property expenses	10	63,800	70,300
Foreign resource expenses	10	500	600
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	23,200	16,400
Undepreciated capital cost (1)	6 - 100	426,500	410,500
Non-capital losses (expire through 2033)	100	133,900	142,900
Financing costs	20 Straight-Line	10,500	15,300
		1,366,900	1,336,900
(1) Approximately $395 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.
NET INCOME (LOSS)
For the three months ended September 30, 2018, Bellatrix recognized a net loss of $8.9 million ($0.14 per basic and diluted share), compared to a net loss of $22.1 million ($0.45 per basic and diluted share) in the third quarter of 2017. The decrease in net loss recorded in the third quarter of 2018 compared to the same period in 2017 was primarily the result of a decrease in the loss on property dispositions, a 35% increase in realized crude oil, condensate, and NGL prices, and a decrease in

Bellatrix Exploration Ltd.	16

depletion and depreciation and production expenses, partially offset by a decrease in realized foreign exchange gains and an increase in unrealized loss on commodity contracts.
In the nine months ended September 30, 2018, Bellatrix recognized a net loss of $56.6 million ($1.02 per basic and diluted share), compared to a net loss of $78.3 million ($1.59 per basic and diluted share) in the first nine months of 2017. The decrease in net loss recorded in the first nine months of 2018 compared to the same period in 2017 was primarily the result of a decrease in the loss on property dispositions, production expenses, future income tax expense and depletion and depreciation expense, partially offset by an increase in unrealized losses on commodity contracts, a decrease in unrealized foreign exchange gains and a 33% decrease in realized natural gas prices.
CASH FLOW FROM OPERATING ACTIVITIES AND ADJUSTED FUNDS FLOW
As detailed previously in this MD&A, adjusted funds flow is a capital performance measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating adjusted funds flow may differ from that of other companies, and accordingly, may not be comparable to measures used by others.

Reconciliation of Cash Flow from Operating Activities to Adjusted Funds Flow
	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Cash flow from operating activities	7,617	23,031	34,236	41,785
Decommissioning costs incurred	278	361	1,368	1,503
Change in non-cash working capital	(190)	(15,092)	(3,087)	(748)
Adjusted funds flow	7,705	8,300	32,517	42,540
Bellatrix’s cash flow from operating activities for the three months ended September 30, 2018 decreased to $7.6 million ($0.12 per basic share and diluted share) from $23.0 million ($0.47 per basic share and diluted share) generated in the third quarter of 2017. The decrease in cash flow from operating activities between the third quarters of 2017 and 2018 was mainly attributable to an 11% decrease in sales volumes, a decrease in realized gains on commodity contracts, an increase in royalty expenses and change in non-cash working capital, partially offset by a 19% increase in combined realized commodity prices and a decrease in production expenses. Bellatrix’s cash flow from operating activities for the nine months ended September 30, 2018 decreased by 18% to $34.2 million ($0.62 per basic share and diluted share) from $41.8 million ($0.85 per basic share and diluted share) generated in the first nine months of 2017. The decrease in cash flow from operating activities between the first nine months of 2017 and 2018 was principally due to a decrease of 33% in realized natural gas prices and was partially offset by decreased production expenses, an increase in realized gains on commodity price risk management and change in non-cash working capital.
Bellatrix generated adjusted funds flow of $7.7 million ($0.12 per basic share and diluted share) in the third quarter of 2018, a decrease of 7% from $8.3 million ($0.17 per basic share and diluted share) generated in the comparative 2017 period. The decrease in adjusted funds flow was mainly driven by an 11% decrease in sales volumes, a decrease in realized gains on commodity contracts and an increase in royalty expenses, partially offset by a 19% increase in combined realized commodity prices and decreased production expenses. Bellatrix generated funds flow from operations of $32.5 million ($0.59 per basic and diluted share) in the first nine months of 2018, a decrease of 24% from $42.5 million ($0.86 per basic share and diluted share) generated in the comparative 2017 period. The decrease in adjusted funds flow was mainly driven by a decrease of 33% in realized natural gas prices, and was partially offset by decreased production expenses and an increase in realized gains on commodity price risk management.
Bellatrix maintains a commodity price risk management program to provide a measure of stability to adjusted funds flow. Unrealized mark-to-market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Bellatrix Exploration Ltd.	17

Cash Flow from Operating Activities, Adjusted Funds Flow, and Net Loss
	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2018	2017	2018	2017
Cash flow from operating activities	7,617	23,031	34,236	41,785
Basic ($/share)	0.12	0.47	0.62	0.85
Diluted ($/share)	0.12	0.47	0.62	0.85
Adjusted funds flow	7,705	8,300	32,517	42,540
Basic ($/share)	0.12	0.17	0.59	0.86
Diluted ($/share)	0.12	0.17	0.59	0.86
Net income (loss)	(8,882)	(22,124)	(56,551)	(78,310)
Basic ($/share)	(0.14)	(0.45)	(1.02)	(1.59)
Diluted ($/share)	(0.14)	(0.45)	(1.02)	(1.59)
CAPITAL EXPENDITURES
In 2018, Bellatrix’s strategic priority continues to be focused on profitable resource development in the Spirit River liquids rich natural gas play while maintaining financial strength and liquidity. During the three and nine months ended September 30, 2018, Bellatrix invested $7.0 million and $36.7 million, respectively, in exploration and development projects, compared to $39.7 million and $94.9 million, respectively, in the same periods in 2017.

Capital Expenditures
	Three months ended September 30,		Nine months ended September 30,
($000s)	2018	2017	2018	2017
Lease acquisitions and retention	323	690	1,099	3,320
Geological and geophysical	2	—	(18)	—
Drilling and completion costs	6,221	33,317	30,906	80,533
Facilities and equipment	496	5,676	4,689	11,043
Capital - exploration and development (1)	7,042	39,683	36,676	94,896
Capital - corporate assets	357	443	1,022	1,648
Property acquisitions	—	500	5	500
Total capital expenditures - cash	7,399	40,626	37,703	97,044
Property dispositions - cash (2)	(281)	(16,388)	(878)	(48,742)
Total net capital expenditures - cash	7,118	24,238	36,825	48,302
Property dispositions - non-cash	(1,271)	—	(2,440)	—
Other - non-cash capital (3)	(3,131)	(5,817)	(2,955)	(9,430)
Total capital expenditures - net (4)	2,716	18,421	31,430	38,872
(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2) Property dispositions - cash does not include transaction costs.
(3) Other includes non-cash capital adjustments for the current period’s decommissioning liabilities and share based compensation.
(4) Refer to “Non-GAAP measures” for the term “total capital expenditures - net”.
In the third quarter of 2018, capital spending on exploration and development activities of $7.0 million was focused primarily on drilling, completion and equipping costs of 4 gross (2.0) net wells. Due to the unseasonably wet weather, the three operated wells were spud late in the third quarter and will be brought on production in the fourth quarter of 2018. Exploration and development capital expenditures in the nine months ended September 30, 2018 were $36.7 million, resulting in expected fourth quarter 2018 capital expenditures of approximately $15 million based on the Company’s updated full year annual capital expenditure guidance range of $50 to $55 million, reduced from a range of $50 - $60 million.
With the Company's long-term infrastructure build out complete, Bellatrix expects the majority of future capital investment to be utilized directly in drilling, completion and production addition activities, with minimal capital required for facilities and infrastructure projects over the near term. Management expects that its existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital.

Bellatrix Exploration Ltd.	18

Subsequent to September 30, 2018, Bellatrix entered into an agreement to acquire all the remaining assets earned by a joint venture partner. The acquired assets are located in Bellatrix’s core Ferrier area of west central Alberta and include approximately 2,200 boe/d (79% natural gas, 21% liquids) of low decline production. Total consideration payable to the joint venture partner of approximately $13 million includes $7.66 million in cash and 4.0 million common shares of Bellatrix. As part of the transaction, the parties will release each other from all existing and future claims and obligations under or in connection with the previous joint venture. The transaction has an effective date of August 1, 2018, is expected close early in the fourth quarter of 2018, and is subject to approval by the joint venture partner’s lender and its shareholders.
DECOMMISSIONING LIABILITIES

($000s)	Amount
Balance, December 31, 2016	62,844
Incurred on development activities	1,501
Revisions on estimates	3,210
Decommissioning costs incurred	(2,758)
Reversed on dispositions	(5,473)
Accretion expense	1,287
Balance, December 31, 2017	60,611
Incurred on development activities	525
Revisions on estimates	(2,207)
Decommissioning costs incurred	(1,368)
Accretion expense	1,019
Balance, September 30, 2018	58,580
Environmental stewardship is a core value at Bellatrix and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Reserve, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of Bellatrix’s assets are funded entirely out of cash flow from operating activities. Bellatrix’s Liability Management Rating is well within the Alberta Energy Regulator’s ("AER"), the British Columbia Oil and Gas Commission's ("BCOGC") and the Saskatchewan Ministry of Economy ("MOE") requirements.
DEBT
Credit Facilities
At September 30, 2018, the Company had $57.1 million outstanding under its syndicated revolving credit facilities (the "Credit Facilities”) provided by four institutions. In connection with the completion of the Second Lien Refinancing (defined below), the agreement governing the Credit Facilities was amended and restated, with the borrowing base reconfirmed at $100 million, with total commitments set at $95 million. The terms of the Credit Facilities were amended and restated to, among other things, allow for the completion of the transactions comprising the Second Lien Refinancing, amend the interest and fees payable under the Credit Facilities and provide for an additional financial covenant (refer to Covenants below). The term of the Credit Facilities is to May 30, 2019, and the Credit Facilities are extendible annually thereafter at the option of the Company, subject to lender approval. If not renewed in May 2019, the Credit Facilities would enter a six-month term-out period. The Company is continuing to actively work to refinance and extend the maturity of the outstanding Senior Notes in advance of May 30, 2019. When and if this is achieved, the Company anticipates that, among other things, the term-out period under the Credit Facilities may be extended from the current 6-month period to a 12-month period. The next semi-annual redetermination is scheduled for November 2018.
As at September 30, 2018, total outstanding letters of credit were $11.5 million, which reduces the amount otherwise available to be drawn under the Credit Facilities.
The Credit Facilities bear interest at a floating rate. For the nine months ended September 30, 2018 the weighted average interest rate for amounts borrowed under the Credit Facilities was 4.32%. The Credit Facilities are secured by a $1.0 billion

Bellatrix Exploration Ltd.	19

debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value attributed to all properties sold in a fiscal year, discounted at 10%, exceeds 5% of the borrowing base in effect at the time of such disposition. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 80% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 70% for the second year of such period or 60% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter.
Second Lien Notes
During the third quarter of 2018 Bellatrix completed a debt refinancing transaction (the "Second Lien Refinancing") pursuant to a note purchase agreement ("Note Purchase Agreement") with certain holders of the Senior Notes (the “Exchanging Noteholders”) to exchange US$80.12 million of the Company’s Senior Notes for US$72.11 million of second lien notes due 2023 (the “Second Lien Notes”). The Second Lien Notes bear interest at 8.5% per annum payable quarterly and are secured by a $250 million demand debenture over all of the Company’s assets, which is subordinated to the security provided under the Credit Facilities. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020.
In addition, the Exchanging Noteholders have agreed to subscribe for between US$30 million and US$40 million of additional Second Lien Notes, with the proceeds to be used for drilling and further acquisitions and exchanges of Senior Notes. At closing, on September 11, 2018, the Exchanging Noteholders subscribed for US$15 million of additional Second Lien Notes.
The Exchanging Noteholders have also agreed to allow for up to US$50 million in additional Second Lien Note issuances to be used exclusively for future Senior Note exchanges on or before December 31, 2018. If any of the incremental US$50 million of Second Lien Note capacity is utilized, then the additional Second Lien Notes will be limited to US$30 million.
The Note Purchase Agreement also provides for the ability to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising transactions.
Pursuant to the Note Purchase Agreement Bellatrix has agreed to issue warrants ("warrants") to purchase an aggregate of 3,088,205 common shares of Bellatrix to the Exchanging Noteholders at an exercise price of $1.30 per common share expiring five years from the issuance date of the warrants. The warrants will only vest if and when the Company accesses any of the incremental US$50 million of Second Lien Note capacity, and the issuance of Bellatrix common shares pursuant to the exercise of the warrants will be subject to the approval of the TSX.
In connection with Bellatrix's continuing efforts to provide additional liquidity for the Company and to refinance the Senior Notes, Bellatrix retained one of its directors, Steven J. Pully, who has substantial expertise in debt refinancing transactions, to act as special advisor to a special committee of independent directors (the "Special Committee") that was formed to facilitate and lead the Company's refinancing efforts. In his role as special advisor, Mr. Pully participated with management in the structuring, negotiation, and execution of the Second Lien Refinancing.  The Special Committee retained Mr. Pully as special advisor in light of his experience and relationships in the debt capital markets developed over the course of his career. As a result of the significant increase in the amount of time Mr. Pully was expected to spend performing in this new role, the Company and Mr. Pully entered into an agreement (the “Advisor Agreement”) pursuant to which Mr. Pully would earn a monthly retainer of $35,000 per month for his services, and could earn additional fees upon the completion of pre-established refinancing milestones. These duties are separate from, and in addition to, Mr. Pully’s responsibilities to the Company as a member of the Board, and as a result of Mr. Pully’s compensation for his role as a special advisor, Mr. Pully will no longer be considered

Bellatrix Exploration Ltd.	20

an independent director. During the term of the Advisor Agreement, Mr. Pully will not receive any other fees for service as a board member. As a result of the successful completion of the Second Lien Refinancing, Mr. Pully earned fees of $1.0 million pursuant to the Advisor Agreement through September 30, 2018. The Advisor Agreement is terminable at any time by the Company, and expires on December 31, 2018. Pursuant to the terms of the Advisor Agreement, Mr. Pully may be entitled to additional compensation when and if the Company completes additional refinancing transactions.

Second Lien Notes
($000s)	Liability Component	Equity Component
Balance, December 31, 2017	$—	$—
Issuance of Second Lien Notes in exchange for Senior Notes(2)	92,451	1,652
Issuance of additional Second Lien Notes for cash proceeds	19,702	—
Unrealized foreign exchange gain (1)	(1,806)	—
Amortization of discount	20	—
Balance, September 30, 2018	$110,367	$1,652

(1)	Exchange rate (CDN$/US$1.00) at September 30, 2018 was 1.2924.

(2)	Equity component issuance of Second Lien Notes is presented net of tax.
Senior Notes
As at September 30, 2018, the Company had outstanding US$153.8 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). During the nine months ended September 30, 2018 Bellatrix reduced the Senior Notes outstanding by $123.7 million (US$96.2 million) through refinancing transactions. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, at specified redemption prices. The Senior Notes are carried at amortized cost, net of debt issuance costs of $4.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.
Senior Notes

($000s)	Amount
Balance, December 31, 2016	324,691
Unrealized foreign exchange gain (1)(2)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	305,409
Unrealized foreign exchange loss (1)(2)	11,534
Amortization of discount and debt issue costs	2,136
Settlement of Senior Notes for equity	(20,321)
Settlement of Senior Notes for Second Lien Notes	(103,385)
Balance, September 30, 2018	195,373
(1) Exchange rate (CDN$/US$1.00) at September 30, 2018 was 1.2924 (December 31, 2017: 1.2518).
(2) Amount does not include unrealized gain on foreign exchange contracts of $3.3 million (December 31, 2017: $3.9 million loss).
During the second quarter of 2018, Bellatrix entered into agreements (the "Exchange Agreements") with third parties to exchange US$16,080,000 aggregate principal amount of Senior Notes (the "Surrendered Senior Notes") for an aggregate of 12,298,567 common shares issued by the Company. The Surrendered Senior Notes were exchanged at a value of US$900 for each US$1,000 principal amount of Senior Notes (the "Repurchase Value"). Pursuant to the terms of the Exchange Agreements, the Repurchase Value was applied towards the purchase of the common shares of the Company at a deemed price per common share, which was based on a 5% discount to the volume average trading price on the TSX for a period not less than five trading days preceding the effective date of the applicable Exchange Agreement.

Bellatrix Exploration Ltd.	21

Subsequent to September 30, 2018, Bellatrix acquired and canceled an additional US$5.0 million aggregate principal amount of the Senior Notes, in exchange for an aggregate of 4,400,137 common shares issued by the Company on substantially the same terms as the previous Note Exchanges.
Convertible Debentures
At September 30, 2018 Bellatrix had outstanding $50 million principal amount of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semi-annually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Maturity Date”). As at September 30, 2018, each $1,000 principal amount of Convertible Debenture was convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10). The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control (as defined by the terms of the indenture governing the Convertible Debentures). On and after September 30, 2019 and prior to September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, if the weighted average trading price of Bellatrix's common shares for the specified period is not less than 125% of the conversion price. On and after September 30, 2020, the Convertible Debentures are redeemable at Bellatrix's option, in whole or in part from time to time, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the date set for redemption. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Second Lien Notes, the Senior Notes, and any other senior indebtedness.
Covenants
The agreement governing the Credit Facilities now includes two financial covenants that must be met quarterly. The covenants require that the Company maintain a ratio of outstanding Senior Debt (defined below) to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Senior Debt Covenant”) and a First Lien Debt (defined below) to EBITDA ratio of not more than 3.0 times (the "First Lien Covenant").
As at September 30, 2018, the Company was in compliance with the Senior Debt Covenant and First Lien Covenant with a Senior Debt to EBITDA ratio of 2.78 times and a First Lien Debt to EBITDA ratio of 1.24 times.
The agreement governing the Second Lien Notes contains one financial covenant which requires the Company to maintain a ratio of outstanding Senior Debt to EBITDA for a trailing twelve month period of not more than 5.0 times until December 31, 2020, 4.5 times during the fiscal year ended December 31, 2021 and 4.0 times thereafter (the “Second Lien Covenant”). The calculations for the financial covenants are based on specific definitions that are not in accordance with IFRS and the calculations cannot be readily replicated by referring to the financial statements.

Bellatrix Exploration Ltd.	22

The following table lists the covenants under the Credit Facilities and Second Lien Notes and the Company’s compliance therewith as at September 30, 2018:

	Covenant as at	Position at
	September 30, 2018	September 30, 2018
Credit Facilities - Debt Covenants	Maximum Ratio
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00x	2.78	x
First Lien Debt (3) to EBITDA (2) for the last four fiscal quarters	3.00x	1.24	x
Second Lien Notes - Debt Covenant
Senior Debt (1) to EBITDA (2) for the last four fiscal quarters	5.00x	2.78	x
(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at September 30, 2018 was $206.5 million.
(2) EBITDA is calculated based on terms and definitions set out in the agreements governing the Credit Facilities and Second Lien Notes which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended September 30, 2018 was $74.3 million.
(3) "First Lien Debt" is defined as Consolidated Total Debt, excluding any unsecured, second lien or subordinated debt (Second Lien Notes, Senior Notes and Convertible Debentures (liability component)). First Lien Debt at September 30, 2018 was $92.1 million.
The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test, which is also a test in the Note Purchase Agreement, applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of consolidated cash flow to fixed charges (both as defined in the Note Purchase Agreement and Senior Notes indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0. The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness, is not more than, subject to certain exceptions, the lesser of (i) the greater of (1) $675 million, and (2) 35% of adjusted consolidated net tangible assets ("ACNTA"), plus $150 million and (ii) 50% of the discounted future net revenues from proved oil and natural gas reserves included in the calculation of ACNTA. ACNTA is defined in the Note Purchase Agreement and Senior Notes indenture and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $516 million under bank facilities (which include the Credit Facilities) without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.
The following table lists the covenant under Second Lien Notes and Senior Notes and the Company’s position therewith as at September 30, 2018:

	Covenant as at	Position at
	September 30, 2018	September 30, 2018
Second Lien Notes and Senior Notes - Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25x	2.07	x
(1)Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Purchase Agreement and the indenture governing the Senior Notes, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the Note Purchase Agreement and the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net loss and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended September 30, 2018, fixed charges were $38.1 million and consolidated cash flow was $78.8 million.
Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

Bellatrix Exploration Ltd.	23

LIQUIDITY AND CAPITAL RESOURCES
As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, sales volumes, production expenses, transportations expenses, and royalties.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. Bellatrix expects to be able to fund its revised $50 to $55 million 2018 net capital budget by reinvesting cash flow, asset dispositions, and if necessary, borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations.
In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities. At September 30, 2018, the Company had $57.1 million outstanding under the Company’s Credit Facilities at a year to date weighted average interest rate of 4.32% and $11.5 million of outstanding letters of credit. The borrowing base under the Company’s Credit Facilities was $100 million and total commitments under the Credit Facilities were $95 million. The Credit Facilities have an initial term of one year that is extendible annually at the option of the Company, subject to lender approval, with a six-month term-out period if not renewed (refer to “Credit Facilities” above). In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the debt covenants (as discussed above) which also have the ability to effectively limit the Company’s maximum drawings permitted under the Credit Facilities.
Total net debt at September 30, 2018 includes borrowings under the Credit Facilities, Second Lien Notes, Senior Notes, Convertible Debentures (liability component) and the adjusted working capital deficiency. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, other deferred liabilities, deferred capital obligation and decommissioning liabilities.
Total net debt levels of $418.8 million at September 30, 2018 increased by $19.0 million from $399.8 million at September 30, 2017. The increase in total net debt reflects an increase in amounts outstanding under the Credit Facilities offset by a decrease in the Senior Notes outstanding from the exchange of Senior Notes for common shares issued by the Company and Second Lien Notes in the second and third quarters of 2018.
As at October 31, 2018 the Company has eliminated debt associated with its Senior Notes by US$29.1 million (approximately $37.8 million CAD).  This included a US$21.1 million reduction through note exchanges for common shares of Bellatrix, as well as a US$8.0 million reduction (approximately $10.5 million CAD) through the Second Lien Refinancing. In addition, the Second Lien Refinancing exchange benefited the Company’s long term debt maturity profile as it extended the maturity on US$72.1 million of Senior Notes by three years, from 2020 to 2023.

Bellatrix Exploration Ltd.	24

Debt to Adjusted Funds Flow Ratio
	Three months ended September 30,				Nine months ended September 30,
($000s, except where noted)	2018		2017		2018		2017
Shareholders’ equity	739,711		786,827		739,711		786,827

Credit Facilities	57,059		8,279		57,059		8,279
Adjusted working capital deficiency (1)	14,899		48,144		14,899		48,144
Subtotal	71,958		56,423		71,958		56,423
Second Lien Notes (mature on September 11, 2023) (2)	195,373		—		195,373		—
Senior Notes (mature on May 15, 2020) (2)	110,367		304,515		110,367		304,515
Net debt (1)	377,698		360,938		377,698		360,938
Convertible Debentures (liability component)	41,120		38,894		41,120		38,894
Total net debt (1) at period end	418,818		399,832		418,818		399,832

Debt to adjusted funds flow ratio (annualized) (3) (1)
Adjusted funds flow (1) (annualized)	30,820		33,200		43,356		56,720
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	12.3	x	10.9	x	8.7	x	6.4	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	13.6	x	12.0	x	9.7	x	7.0	x

Debt to adjusted funds flow ratio (trailing) (1)
Adjusted funds flow (trailing) (1)	48,217		39,927		48,217		39,927
Net debt (1) to adjusted funds flow ratio (1) (trailing) (4)	7.8	x	9.0	x	7.8	x	9.0	x
Total net debt (1) to adjusted funds flow ratio (1) (trailing) (4)	8.7	x	10.0	x	8.7	x	10.0	x
(1) Refer to “Capital Performance Measures” for the terms “net debt”, “total net debt”, "adjusted working capital deficiency" and "adjusted funds flow".
(2) For the three and nine months ended September 30, 2018, Second Lien Notes and Senior Notes includes unrealized foreign exchange gain of $5.2 million (2017: $11.5 million gain) and a loss of $9.7 million (2017: $22.3 million gain), respectively, and does not include an unrealized loss of $0.1 million (2017: $2.2 million loss) and an unrealized gain of $3.3 million (2017: $4.1 million loss) on foreign exchange contracts.
(3) For the three months ended September 30, 2018 and 2017, total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon third quarter adjusted funds flow annualized. For the nine months ended September 30, 2018 and 2017, total net debt to funds flow from operations (annualized) is calculated based upon third quarter adjusted funds flow annualized.
(4) Trailing period adjusted funds flow ratio annualized is based upon the twelve month periods ended September 30, 2018 and September 30, 2017.
As at September 30, 2018 the Company’s ratio of total net debt to annualized adjusted funds flow (based on third quarter adjusted funds flow) was 13.6 times. The total net debt to annualized adjusted funds flow ratio as at September 30, 2018 increased to 13.6 times from 12.0 times at September 30, 2017 primarily due to an increase in total net debt as a result of a decrease in adjusted funds flow resulting from a decrease in realized natural gas prices as well as an increase in the amount outstanding under the Credit Facilities and Second Lien Notes offset by a decrease in the Senior Notes. In 2018 Bellatrix’s strategic priority continues to be focused on maintaining financial strength and liquidity. The Company continues to preserve liquidity with the prioritized use of adjusted funds flow through managing capital expenditures.
Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt, and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows to ensure compliance with the Credit Facilities and the covenant under the Credit Facilities and the Second Lien Notes as described above.

Bellatrix Exploration Ltd.	25

Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the covenant under the Credit Facilities and the Second Lien Notes and other covenants contained therein (as outlined above in “Covenants”), and the ability to access debt and equity markets.
There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
Amounts outstanding under the Credit Facilities were $57.1 million and total outstanding letters of credit were $11.5 million at September 30, 2018. Bellatrix also has Second Lien Notes, Senior Notes and Convertible Debentures outstanding with fixed interest rates (as outlined above in "Debt"), which mature on September 11, 2023, May 15, 2020 and September 30, 2021, respectively. The Note Purchase Agreement provides that the maturity date of Second Lien Notes will be accelerated to March 14, 2020 if more than US$25 million principal amount of Senior Notes remaining outstanding as at March 14, 2020. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at September 30, 2018, the Company has the ability to offer to sell up to an additional $500 million in securities under its $500 million Shelf Prospectus, which expires on July 29, 2020.
As at October 31, 2018, Bellatrix had outstanding a total of 978,332 options at an average exercise price of $8.81 per share and had 66,164,246 common shares outstanding. Additionally, Bellatrix had 821,954 DSUs, 770,667 PAs and 1,118,884 RAs outstanding as of October 31, 2018. Awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof.
As at October 31, 2018, there was $50 million principal amount of Convertible Debentures outstanding which are convertible, at the option of the holder, into approximately 6,172,840 common shares of the Company based on a conversion price of $8.10 per share. The Company may elect to issue common shares of the Company to satisfy the obligation to repay, in whole or in part, the principal amount of the Convertible Debentures upon redemption or maturity of the Convertible Debentures (any accrued and unpaid interest on such redemption or maturity will be paid in cash). The exact number of common shares of the Company that may be issuable on redemption or maturity would be determined by dividing the principal amount of the Convertible Debentures by 95% of the current market price of the common shares on the redemption date or maturity date, as applicable.
As at October 31, 2018, there were also warrants outstanding to purchase 3,088,205 common shares of Bellatrix at an exercise price of $1.30 per common share outstanding.
Bellatrix is aware that the Company's outstanding Senior Notes have recently been trading at a discount to par value. In order to reduce future cash interest payments, as well as future amounts due at maturity or upon redemption, Bellatrix may, from time to time, seek to purchase such debt for cash, in exchange for other debt or equity securities, or for a combination of cash and securities, in each case in open market purchases and/or privately negotiated transactions. Bellatrix will evaluate any such transactions in light of then existing market conditions, taking into account the Company's current liquidity and prospects for future access to capital In addition, Bellatrix remains in active discussions with existing and potential new lenders with a view to providing additional liquidity to Bellatrix. The amounts involved in any such transactions, individually or in the aggregate, may be material.
Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

Bellatrix Exploration Ltd.	26

A substantial portion of Bellatrix’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to nine primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $11.7 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.
COMMITMENTS
The Company had the following contractual maturities of liabilities as at September 30, 2018 (excluding off-balance sheet commitments which are discussed below):

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	60,921	60,921	—	—	—
Risk management liability	14,868	12,257	2,611	—	—
Credit Facilities(1)	57,059	—	57,059	—	—
Second Lien Notes (1)	112,574	—	—	112,574	—
Senior Notes(1)	198,763	—	198,763	—	—
Convertible Debentures (1)	50,000	—	—	50,000	—
Finance lease obligation	5,975	609	940	919	3,507
Total	500,160	73,787	259,373	163,493	3,507
(1) Principal amount of the instruments.
Off-Balance Sheet Arrangements
The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. Additionally, Bellatrix leases certain production facilities from a third party midstream company. Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Pursuant to the agreement, Bellatrix will pay an annual rental fee over the duration of the agreement.
All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses, depending on the nature of the lease. The lease agreements for office space do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2018.
Bellatrix and Keyera Partnership ("Keyera") previously entered into a midstream services and governance agreement pursuant to which Bellatrix has exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant.

Bellatrix Exploration Ltd.	27

At September 30, 2018 Exchanging Noteholders had subscribed for US$15 million additional Second Lien Notes (see Second Lien Note section above), of which US$4.7 million had been spent and US$10.3 million was committed for use on capital expenditures, development capital, and Senior Notes purchases.
OUTLOOK AND 2018 CORPORATE GUIDANCE
Year to date average production volumes of 35,848 boe/d continue to track near the high end of Bellatrix’s prior 2018 full year guidance range of 34,000 to 35,500 boe/d. Bellatrix is announcing today, an increase in its average production guidance range, and an associated decrease in its full year 2018 net capital expenditure guidance range, given strong results year to date. Average well performance continues to exceed expectations, resulting in lower sustaining capital requirements for Bellatrix’s business. Bellatrix has been stewarding its full year 2018 capital investment level near the low end of its previous guidance range, therefore the Company is adjusting its full year capital guidance to $50 to $55 million.

	Revised 2018 Annual Guidance (November 1, 2018)	Previously Set 2018 Annual Guidance (August 2, 2018)	Previously Set 2018 Annual Guidance (April 3, 2018)
Production (boe/d)
2018 Average daily production	35,000 - 35,500	34,000 - 35,500	34,000 - 35,500
Average product mix
Natural gas (%)	73	74	74
Crude oil, condensate and NGLs (%)	27	26	26
Net capital expenditures ($000’s)(1)
Total net capital expenditures	50,000 - 55,000	50,000 - 60,000	55,000 - 65,000
Production expense ($/boe)(2)	7.65 - 7.90	7.65 - 8.00	7.65 - 8.00
(1) Net capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions. Net capital spending also excludes the previously received prepayment portion of Bellatrix's partner’s 35% share of the cost of construction of Phase 2 of the Alder Flats Plant during calendar 2018.
(2) Production expenses before net processing revenue/fees
The 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES
The reader is advised that the critical accounting estimates, policies, and practices as described in the Company’s MD&A for the year ended December 31, 2017 continue to be critical in determining Bellatrix’s financial results as of September 30, 2018, except for the matters discussed below.
The Company adopted IFRS 9 - Financial Instruments (“IFRS 9”) effective January 1, 2018. IFRS 9 replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces new requirements for the classification and measurement of financial assets, amends the requirements related to hedge accounting, and introduces a forward-looking expected loss impairment model. The adoption of this standard had no impact on the Company’s financial statements on the date of adoption, or for comparative periods. There was no change in the carrying amounts recognized under IAS 39, despite the new measurement categories stipulated under IFRS 9. The Company has applied IFRS 9 retrospectively, without restatement.
The Company adopted IFRS 15 “Revenue from Contracts with Customers” with a date of initial application of January 1, 2018. Bellatrix used the cumulative effect method to adopt the new standard. Bellatrix has reviewed its revenue streams and major contracts with customers using the IFRS 15 five-step model and there are no material changes to the timing or amounts of revenue recognized.
IFRS 16 replaces IAS 17 - "Leases". For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases.  All contracts that meet the definition of a lease

Bellatrix Exploration Ltd.	28

under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard will come into effect for annual periods beginning on or after January 1, 2019.
Bellatrix is currently evaluating potential lease contracts and measurement of leases under IFRS 16 and it is expected that adoption will result in a material increase in assets and liabilities and will result in material reclassifications of operating expense to interest and depreciation expense within the statement of comprehensive income (loss). However, a precise estimate of the impact cannot be made at this time.
Bellatrix will recognize new assets and liabilities for its operating leases of office leases, compressor leases, equipment leases and office equipment leases.
LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.
The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.
With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d - 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s CEO and CFO by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.
Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) - 15(f) and 15(d) - 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our CEO and our CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.
The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period commencing on July 1, 2018 and ended September 30, 2018 that has materially affected, or is reasonably

Bellatrix Exploration Ltd.	29

likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the period commencing July 1, 2018 and ended September 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.
SENSITIVITY ANALYSIS
The table below shows sensitivities to adjusted funds flow as a result of product price, exchange rate, and interest rate changes. This determination is based on actual average prices received for the third quarter of 2018 and average production volumes of 33,530 boe/d during that period, as well as the same level of debt outstanding as at September 30, 2018. Diluted weighted average shares are based upon the third quarter of 2018. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Adjusted Funds Flow (1) (Annualized)	Adjusted Funds Flow (1) (Per Diluted Share)
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	3,400	0.06
Change of $0.10/mcf (2)	5,800	0.09
Change in prime of 1%	600	0.01
Change of US $0.01 CDN/US exchange rate	700	0.01
(1) Refer to “Non-GAAP measures” in respect of the term “adjusted funds flow”.
(2) Commodity price risk management activities are excluded from adjusted funds flow sensitivity calculations.

Bellatrix Exploration Ltd.	30

SELECTED QUARTERLY INFORMATION
The following table sets forth selected financial information of the Company for the quarters in 2018, 2017 and 2016.

2018 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30
Total revenue (1)	66,215	54,022	51,525
Cash flow from operating activities	14,615	12,004	7,617
Cash flow from operating activities per share
Basic	$0.30	$0.22	$0.12
Diluted	$0.30	$0.22	$0.12
Adjusted funds flow (1)	14,670	10,142	7,705
Adjusted funds flow per share (1)
Basic	$0.30	$0.18	$0.12
Diluted	$0.30	$0.18	$0.12
Net profit (loss)	(12,901)	(34,768)	(8,882)
Net profit (loss) per share
Basic	($0.26)	($0.63)	($0.14)
Diluted	($0.26)	($0.63)	($0.14)
Total net capital expenditures - cash	23,826	5,882	2,716
2017 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	66,024	74,325	48,153	60,897
Cash flow from operating activities	8,258	10,495	23,031	13,425
Cash flow from operating activities per share
Basic	$0.17	$0.21	$0.47	$0.27
Diluted	$0.14	$0.21	$0.47	$0.27
Adjusted funds flow (1)	14,891	19,347	8,300	15,700
Adjusted funds flow per share (1)
Basic	$0.30	$0.39	$0.17	$0.32
Diluted	$0.26	$0.39	$0.17	$0.32
Net profit (loss)	13,049	(69,236)	(22,124)	(13,053)
Net profit (loss) per share
Basic	$0.26	($1.40)	($0.45)	($0.26)
Diluted	$0.23	($1.40)	($0.45)	($0.26)
Total net capital expenditures - cash	49,805	(25,741)	24,238	26,151
2016 - Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	55,158	48,285	56,524	67,907
Cash flow from operating activities	10,333	7,675	2,425	17,114
Cash flow from operating activities per share
Basic	$0.27	$0.20	$0.05	$0.35
Diluted	$0.27	$0.20	$0.05	$0.35
Adjusted funds flow (1)	12,876	9,048	10,556	8,437
Adjusted funds flow per share (1)
Basic	$0.34	$0.23	$0.23	$0.17
Diluted	$0.34	$0.23	$0.23	$0.17
Net profit (loss)	19,347	(55,193)	(13,907)	23,085
Net profit (loss) per share
Basic	$0.50	($1.42)	($0.31)	$0.47
Diluted	$0.50	($1.42)	($0.31)	$0.47
Total net capital expenditures - cash	28,927	(69,917)	(98,781)	(80,407)
(1) Refer to “Capital performance measures” and “Non-GAAP measures” in respect of the term “adjusted funds flow”, “adjusted funds flow per share”, and “total revenue”.
In the third quarter of 2018, Bellatrix drilled and/or participated in 3 gross (1.0 net) Spirit River liquids rich gas wells and 1 gross (1.0 net) Cardium well. The Company's total revenue generated increased to $51.5 million in the third quarter of 2018 from $48.2 million in the third quarter of 2017 as a result of a 19% increase in combined realized commodity prices. Bellatrix incurred $7.4 million of total cash capital expenditures in the third quarter of 2018 compared to $37.7 million in the comparative

Bellatrix Exploration Ltd.	31

2017 period. Bellatrix focused its capital activity in the second quarter of 2018 primarily on drilling and completions projects. Sales volumes decreased to 33,530 boe/d in the third quarter of 2018 compared to 37,710 boe/d in the 2017 period.
In the second quarter of 2018 sales volumes decreased to 37,309 boe/d compared to 37,916 in the comparative 2017 period. The Company's total revenue generated decreased to $54.0 million in the second quarter of 2018 from $74.3 million in the second quarter of 2017 as a result of a 25% decline in realized average commodity prices. In the three months ended June 30, 2018, the Company's total cash capital expenditures were $5.9 million compared to negative $25.7 million in the comparative 2017 period. Bellatrix focused its capital activity in the second quarter of 2018 primarily on drilling and completions projects and on expenditures related to the completion of Phase 2 of the Alder Flats Plant.
In the first quarter of 2018 sales volumes increased to 36,740 boe/d compared to 34,750 boe/d in the comparative 2017 period. The Company's total revenue generated in the quarter remained consistent at $66.2 million in the first quarter of 2018 compared to $66.0 million in the first quarter of 2017 as a result of a 6% increase in production volumes offset by a 6% decrease in realized average commodity prices. Bellatrix incurred $23.8 million of total cash capital expenditures in the first quarter of 2018 compared to $49.8 million in the comparative 2017 period. Bellatrix focused its capital activity in the first quarter of 2018 primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. Bellatrix drilled 6 gross (5.2 net) Spirit River liquids rich natural gas wells.
In the fourth quarter of 2017, sales volumes increased to 37,077 boe/d compared to 31,888 boe/d in the comparative 2016 period. The Company's total revenue generated in the quarter decreased to $60.9 million in the fourth quarter of 2017 from $67.9 million in the fourth quarter of 2016 as a result of a 24% decline in realized average commodity prices. In the three months ended December 31, 2017, the Company's total cash capital expenditures were $26.2 million compared to $24.8 million in the comparative 2016 period. Bellatrix focused its capital activity in the fourth quarter on drilling and completion projects and on the construction of the Phase 2 expansion project of the Alder Flats Plant. Bellatrix drilled 2 gross (1.9 net) Spirit River liquids rich natural gas wells.
In the third quarter of 2017, Bellatrix reduced amounts outstanding under its Credit Facilities to $8.3 million. Total net debt was $399.8 million at September 30, 2017. Bellatrix incurred $39.7 million of total cash capital expenditures in the third quarter of 2017 compared to $17.2 million in the comparative 2016 period. Bellatrix focused its capital activity in the third quarter of 2017 primarily on drilling and completion projects and on expenditures related to the construction of Phase 2 of the Alder Flats Plant. The Company drilled and/or participated in 13 gross (8.4 net) Spirit River liquids rich gas wells, 1 gross (1.0 net) Cardium well, and 2 gross (0.8 net) non-operated Ellerslie liquids rich natural gas wells compared to 4 gross (2.3 net) Spirit River liquids rich gas wells in the comparative 2016 period. Sales volumes increased to 37,710 boe/d in the third quarter of 2017 compared to 34,409 boe/d in the 2016 period.
In the second quarter of 2017, Bellatrix reduced amounts outstanding on its Credit Facilities and reduced its working capital deficiency by approximately $45.8 million from the first quarter of 2017 through the use of proceeds from the non-core Strachan asset sale. In the three months ended June 30, 2017, the Company’s total net cash capital expenditures were negative $25.7 million, compared to negative $69.9 million in the second quarter of 2016, primarily as a result of the smaller asset dispositions in the second quarter 2017 compared to 2016. Total revenue increased 54% to $74.3 million in the three months ended June 30, 2017 from $48.3 million in the three months ended June 30, 2016 due to improved commodity prices in the period. The Company drilled 2 gross (1.2 net) wells, compared to nil wells drilled in the comparative 2016 period. Drilling in the first half of 2017 was offset by non-core property dispositions in the fourth quarter of 2016 and sales volumes remained consistent at 37,916 boe/d in the second quarter of 2017 compared to 38,000 boe/d in the 2016 period.

Bellatrix Exploration Ltd.	32

In the first quarter of 2017, Bellatrix drilled and/or participated in 13 gross (10.6 net) wells. Total net cash capital expenditures were $49.8 million in the three months ended March 31, 2017, compared to a negative $80.4 million in the three months ended December 31, 2016, as a result of non-core property sale in the fourth quarter of 2016. The non-core property sales also reduced sales volumes by 10% from 38,467 in the first quarter of 2016 to 34,750 in the first quarter of 2017. Total revenue increased 20% to $66.0 million in the three months ended March 31, 2017, from $55.2 million in the three months ended March 31, 2016 due to improved commodity prices in the period, partially offset by decreased sales volumes.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES: Throughout Bellatrix’s MD&A, the Company uses terms that are commonly used in the oil and natural gas industry, but do not have a standardized meaning presented by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to the calculations of similar measures for other entities. Management believes that the presentation of these non-GAAP measures provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. Bellatrix’s method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by others.

CAPITAL PERFORMANCE MEASURES: In addition to the non-GAAP measures described above, there are also terms that have been reconciled in the Company’s financial statements to the most comparable IFRS measures. These terms do not have any standardized meaning prescribed by IFRS and therefore may not be comparable with the calculations of similar measures for other entities. These terms have been referenced in the Company’s MD&A and financial statements. These terms are used by management to analyze operating performance on a comparable basis with prior periods and to analyze the liquidity of the Company.

This MD&A contains the term “adjusted funds flow” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to adjusted funds flow or adjusted funds flow per share may not be comparable with the calculation of similar measures for other entities. Management uses adjusted funds flow to analyze operating performance and leverage and considers adjusted funds flow to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and adjusted funds flow can be found in this MD&A. Adjusted funds flow per share is calculated using the weighted average number of shares for the period. This MD&A also contains the terms “net debt”, “total net debt”, and “adjusted working capital deficiency”, which also are not recognized measures under GAAP. Therefore reference to total net debt, net debt and adjusted working capital deficiency may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, Second Lien Notes, Senior Notes (as defined below), the liability component of the Convertible Debentures (as defined below), and the Credit Facilities (as defined below). Net debt excludes the liability component of the Convertible Debentures. Adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities and the current decommissioning liability. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

Note: the per share figures included throughout this MD&A reflect the results as if the 5:1 common share consolidation that was completed on July 1, 2017 applied to all periods.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”,

Bellatrix Exploration Ltd.	33

“continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management's assessment of future plans, expectations that the Company commodity price risk management and market diversification coverage in 2018 through 2020 will reduce the impact of commodity price volatility on our business, the expectation of the percentage of production hedged or subject to other market diversification strategies, the expectation that Bellatrix's long term FT agreements will ensure market egress for forecast natural gas volumes at multiple receipt points on the NGTL system, the intent of the Company to continue to focus capital investment in its low cost Spirit River natural gas play and to take advantage of the increased processing capacity at the Alder Flats Plant, expectations with respect to future commodity prices and the various factors that may affect commodity prices, the intent to continue Bellatrix's commodity price risk management strategies, focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program, the expectation that the redirection of natural gas volumes from third-party plants to the Alder Flats Plant is anticipated to drive long term sustained operating cost reductions for the Company, the intent of the Company to continue to undertake cost containment efforts focused on increased operational efficiencies, field optimization work, and increased competitive pricing of contract services, the intent of the Company to continue to focus on profitable resource development in the Spirit River liquids rich natural gas play while maintaining financial strength and liquidity, the expectation that the majority of future capital investment will be directed towards drilling, completion and production activities with minimal capital required for facilities and infrastructure projects over the near term, management's expectation that its existing facilities and processing capacity will provide the capability to grow production volumes beyond 60,000 boe/d, with minimal future facility related capital, Bellatrix's intent to remain highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment, Bellatrix's expectation to be able to fund its 2018 net capital budget by reinvesting cash flow, asset dispositions, and if necessary, borrowings under its Credit Facilities, Bellatrix intent to continually monitor its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations, Bellatrix’s intent to continue to preserve liquidity with the prioritized use of adjusted funds flow through managing capital expenditures, the expectation that the term-out period under the Credit Facilities may be extended from the current 6-month period to a 12-month period if the Company successfully refinances and extends the maturity date of the Senior Notes, updated 2018 annual guidance including forecast average annual production and commodity mix, capital expenditures and production expense, expectations of drilling, completion, equip and tie-in plans and the timing thereof for the remainder of 2018, expectations that the 2018 capital program will remain flexible and focused on optimizing forecast return on invested capital through focused development of the Spirit River liquids rich natural gas play and higher liquids weighted opportunities in the Cardium play, and expected sensitivities of adjusted funds flow to changes of commodity prices, interest rates and exchange rates. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on October 31, 2018 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit or require repayment of amounts outstanding, ability to access sufficient capital from internal and external sources to fund ongoing operations or to fund debt repayments or other liabilities when due. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Company’s annual information

Bellatrix Exploration Ltd.	34

form for the year ended December 31, 2017, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Bellatrix Exploration Ltd.	35